Psyence Biomedical Ltd.

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

                                              December 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Psyence Biomedical Ltd.
Registration Statement on Form F-1
Filed December 20, 2024|
File No. 333-283980

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Psyence Biomedical Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Tuesday, December 31, 2024, or as soon as thereafter practicable.

Very truly yours,

PSYENCE BIOMEDICAL LTD.

By:	/s/ Neil Maresky
Neil Maresky